SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby amends its original Notification of Registration on Form N-8A (File No. 811-22894) for the purpose of correcting its name, and in connection with such notification of registration submits the following information:

Name:     INVESTMENT MANAGERS SERIES TRUST II

Address of Principal Business Office (No. & Street, City, State, Zip Code):

803 W. Michigan Street, Milwaukee, WI 53233

Telephone Number (including area code):     (414) 299-2295

Name and address of agent for service of process:

Constance Dye Shannon
UMB Fund Services, Inc.
803 West Michigan Street
Milwaukee, WI 53233

With copies of notices and communications to:

Michael Glazer
Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, CA 90071-3106

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES [   ]  NO [X]

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Glendora and State of California on the 2nd day of October 2013.

INVESTMENT MANAGERS SERIEST TRUST II

By:	/S/ Eric M. Banhazl
Name:	Eric M. Banhazl
Its:	Trustee

ATTEST:

By:	/s/Joy Ausili
Name:	Joy Ausili
Its:	Secretary